SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at May 30, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 30, 2007

* Print the name and title of the signing officer under his signature
--------------

    Ste. 1020 - 800 West Pender Street
Vancouver , BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.continentalminerals.com

FIRST THREE HOLES EXPAND CONTINENTAL'S NEWTONGMEN DEPOSIT
Hole 7221 intersects 223 meters grading 0.76% copper equivalent, including 77 meters grading 1.23% copper equivalent

May 30 , 2007, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) announces the first results from the 2007 program at its Newtongmen discovery at the Xietongmen property, located 240 kilometers from Lhasa in the Tibet Autonomous Region of China.

Diamond drilling is outlining a new porphyry copper-gold deposit at Newtongmen. Three drills have been deployed on a 100 meter by 100 meter grid to test the deposit. Strong copper and gold concentrations within intensely altered volcanic and intrusive rocks have been intersected over long intervals: Hole 7221 intersected 223 meters grading 0.76% copper equivalent (CuEQ; 0.54% copper and 0.43 g/t gold), including 77 meters grading 1.23% CuEQ (0.88% Cu and 0.67 g/t Au) and Hole 7223 intersected 63 meters grading 1.01% CuEQ (0.64% Cu and 0.71 g/t Au).

The attached Table of Results lists intersections from the 2006 discovery holes (6203, 6213), and the 2007 holes (7221-7223) for which complete assay results have been received to date. Holes 7224, 7225 and 7226 are currently in progress.

The 2007 holes have expanded the area of mineralization from the discovery holes. Collectively, these and the 2006 holes demonstrate a strong vertical and horizontal continuity to the copper-gold mineralization. The deposit also remains open to further expansion in all directions.

President and CEO Gerald Panneton said: "The Newtongmen deposit exhibits strong similarities to the Xietongmen deposit, situated 2.5 kilometers to the southeast along the same regional alteration trend. These results indicate excellent potential for another significant copper-gold deposit in the Xietongmen district. The Company plans to add a fourth drill rig to accelerate exploration at Newtongmen."

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation, and has reviewed the contents of this release.

Continental's program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample pulverization and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES/ICP-Mass Spectroscopy finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365, or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Gerald Panneton
President and Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Xietongmen is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of copper, gold and silver, obtaining additional mining and construction permits, completion of final feasibility studies, preparation of all necessary engineering for open pit and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

  TABLE OF ASSAY RESULTS - NEWTONGMEN DEPOSIT

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %
6203N		3251150N	0.0	210.6	210.6	691	0.59	0.44	0.82
6213N		3251250N	0.8	303.0	302.2	991	0.57	0.48	0.82
6213N	incl.	3251250N	18.0	103.0	85.0	279	0.82	0.82	1.25
6213N	incl.	3251250N	60.0	103.0	43.0	141	0.96	0.82	1.39
7221N		3251250N	0.0	470.3	470.3	1543	0.40	0.26	0.54
7221N	Incl.	3251250N	0.0	223.0	223.0	732	0.54	0.43	0.76
7221N	Incl.	3251250N	146.0	223.0	77.0	253	0.88	0.67	1.23
7221N	and	3251250N	223.0	299.7	76.7	252	0.36	0.11	0.42
7221N	Incl.	3251250N	299.7	321.9	22.2	73	0.03	0.02	0.04
7221N	Incl.	3251250N	321.9	470.3	148.4	487	0.28	0.13	0.35
7222N		3251300N	0.0	470.1	470.1	1542	0.41	0.28	0.55
7222N	Incl.	3251300N	0.0	312.6	312.6	1026	0.48	0.36	0.67
7222N	and	3251300N	0.0	17.7	17.7	58	0.60	0.42	0.82
7222N	and	3251300N	190.0	222.0	32.0	105	0.65	0.43	0.88
7222N	Incl.	3251300N	312.6	470.1	157.5	517	0.25	0.12	0.31
7223N		3251250N	0.0	478.1	478.1	1569	0.33	0.24	0.46
7223N	Incl.	3251250N	0.0	342.0	342.0	1122	0.37	0.29	0.53
7223N	and	3251250N	0.0	63.0	63.0	207	0.64	0.71	1.01
7223N	Incl.	3251250N	342.0	400.0	58.0	190	0.17	0.08	0.21
7223N	Incl.	3251250N	400.0	478.1	78.1	256	0.28	0.13	0.35

[1] Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 14.47/27.56)